SilverCrest Appoints Christopher Ritchie as President; Announces Private Placement and Grants Options

Vancouver, British Columbia--(Newsfile Corp. - January 3, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce the appointment of Christopher Ritchie as the Company's President, effective January 1, 2018. Mr. Ritchie will report to N. Eric Fier, SilverCrest's founder, CEO and Director. The Company has also entered into a private placement with Mr. Ritchie and granted stock options to him.

APPOINTMENT OF PRESIDENT
Mr. Ritchie has 15 years of experience in resource-based capital markets including investment banking, marketing, corporate strategy, network and risk management. During the past eight years Chris (through National Bank Financial and Canaccord Genuity) has been a key financial advisor to SilverCrest Mines Inc. and now SilverCrest Metals Inc. He has been instrumental in creating key market relationships, raising capital and adding strategic guidance throughout the successful growth of both companies. Mr. Ritchie's full biography is available on the Company's website, www.silvercrestmetals.com.

N. Eric Fier, CEO, stated, "We are excited to have Chris joining our SilverCrest Team. Chris brings with him a wealth of industry knowledge including financing, market awareness, and investor relations skills. We are encouraged with the growing success at SilverCrest and believe it is time to welcome Chris with his additional skill set. Our expanded senior management team will allow us to further concentrate our efforts on the Las Chispas Property in Northern Mexico as well as other potential discoveries to strengthen SilverCrest's long term growth. During his time at National Bank Financial and Canaccord Genuity, Chris developed a lengthy committed partnership with SilverCrest and the significant financial investment he is personally making today shows that growing commitment. I am excited to mentor Chris in his new role."

PRIVATE PLACEMENT
The Company has entered into a private placement agreement with Mr. Ritchie for CAD $749,988 comprised of 451,800 units at a price of CAD $1.66 per unit. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share of SilverCrest at a price of $2.29 for two years. The Company intends to use the proceeds of the private placement for general working capital purposes. The securities will be subject to a hold period of four-months and one day. No finder's fees is payable on this private placement. The private placement is subject to the approval of the TSX Venture Exchange. Approvals of SilverCrest's underwriters for the Company's most recent financing completed on December 19, 2017, have been received.

OPTION GRANTS
The Company has granted stock options under its Stock Option Plan to Mr. Ritchie for the purchase of 500,000 common shares of the Company at an exercise price of $1.84 per share for a five year term expiring January 2, 2023. The stock options vest as to 25% of the optioned shares on each of April 2, 2018, July 2, 2018, October 2, 2018, and January 2, 2019, and are subject to necessary regulatory approvals.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Fred Cooper, Investor Relations
Telephone:+1 (604) 694-1730
Fax:+1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email:info@silvercrestmetals.com
Website:www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.